In 2016, the Fund became party to various derivative, securities class action and books and records lawsuits.

In 2016, the Adviser became party to various derivative and securities class action lawsuits.

In settlement of these lawsuits, the Adviser, the Fund and certain claimants have entered into agreements that would require the Adviser to pay the Fund $25 million (using its own capital and insurance proceeds) and the Fund would then pay certain former and present shareholders a total of $14.25 million in full settlement of all claims raised in the litigations. The Adviser believes that final approvals of these settlements are likely. The Fund will recognize a gain as a result of these settlements. The amount to be paid by the Adviser will not affect the Adviser's ability to fully perform its investment advisory and other services to the Fund or the Trust.